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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities and Exchange Act of 1934

                        For the month of November, 2000

                                 OPENTV CORP.
                (Translation of registrant's name into English)

                         Commission File No. 001-15473

        401 East Middlefield Road  Mountain View, California 94043-4005
                   (Address of Principal Executive Offices)

  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   X          Form 40-F _____
                               ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                    Yes _____              No   X
                                               ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
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                       REPORT OF FOREIGN PRIVATE ISSUER

                        FOR THE MONTH OF NOVEMBER, 2000


AGREEMENT TO ACQUIRE CABLESOFT CORPORATION

On November 13, 2000, the registrant, OpenTV Corp., a British Virgin Islands corporation, ("OpenTV") entered into an Agreement and Plan of Merger (the "Merger Agreement") with CableSoft Acquisition Company, a Delaware corporation and wholly owned subsidiary of OpenTV ("Acquisition Company"), CableSoft Corporation ("CableSoft"), and certain stockholders of CableSoft. The Merger Agreement provides for a stock-for-stock merger in which at the closing (i) Acquisition Company will merge with and into CableSoft, and the separate corporate existence of Acquisition Company shall cease; (ii) CableSoft will become a wholly owned subsidiary of OpenTV; (iii) each outstanding share of Common Stock of CableSoft will be converted into the right to receive 1.285799 shares of Class A Ordinary Shares of OpenTV; (iv) each outstanding option to purchase CableSoft Corporation common stock issued pursuant to the CSS Acquisition Corporation 2000 Special Stock Incentive Plan and the CSS Acquisition Corporation 2000 Stock Plan will be converted into an option to acquire approximately 1.285799 shares of OpenTV Class A Ordinary Shares; and (v) all outstanding convertible debt of CableSoft will be converted into an aggregate 87,430 Class A Ordinary Shares of OpenTV to be divided pro rata between the holders of such outstanding convertible debt of CableSoft. The closing of the merger occurred on November 13, 2000.

Certain shares acquired in connection with the acquisition of CableSoft are the subject of a Registration Rights Agreement dated November 13, 2000 (the "Registration Rights Agreement").

Attached and incorporated herein by reference in their entirety as Exhibits are copies of the Merger Agreement, the Registration Rights Agreement, and a press release announcing the merger.

CAPITALIZATION OF NEW JOINT VENTURE

On September 27, 2000, a new joint venture entity, OpenTV Integration Company, a Delaware corporation ("Integration") was formed by OpenTV. To capitalize Integration, OpenTV contributed 370,830 OpenTV Class A Ordinary Shares to OpenTV US Holdings, Inc. ("Holdings"), a wholly owned subsidiary of OpenTV. Pursuant to the terms of a Stock Purchase Agreement dated November 13, 2000 (the "Holdings Stock Purchase Agreement") Holdings then contributed the 370,830 shares to Integration for a 90% interest in the joint venture. General Instrument Corporation, a Delaware corporation (doing business as the Broadband Communications Sector of Motorola, Inc.) simultaneously contributed $2,000,000 for the remaining 10% interest in Integration pursuant to a separate Stock Purchase Agreement dated November 13, 2000 (the "General Instrument Stock Purchase Agreement").

Attached and incorporated herein by reference in their entirety as Exhibits are copies of the Holdings Stock Purchase Agreement and the General Instrument Corporation Stock Purchase Agreement.

                                       2
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  The following exhibits are filed as part of this report on Form 6-K:


No.                                       Document
---                                       --------

 2.1. Agreement and Plan of Merger dated as of November 13, 2000 among OpenTV Corp., CableSoft Acquisition Company, CableSoft Corporation and Selling Stock holders.

              Certain exhibits and schedules are referenced in the Agreement and Plan of Merger; Registrant agrees to furnish such attachments in a supplement to the Securities and Exchange Commission upon request, subject to appropriate requests for confidential treatment, if applicable.

 4.1.         Registration Rights Agreement dated as of November 13, 2000.

99.1.         Press Release dated November 14, 2000.

99.2. Stock Purchase Agreement dated as of November 13, 2000 between OpenTV US Holdings, Inc. and OpenTV Integration Company.

99.3. Stock Purchase Agreement dated as of November 13, 2000 between General Instrument Corporation (doing business as the Broadband Communications Sector of Motorola, Inc.) and OpenTV Integration Company.

                                       3
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                                  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              OPENTV CORP.
                              (Registrant)



Date:  November 30, 2000      By: /s/ Randy Livingston
                                  --------------------
                              Randy Livingston
                              Executive Vice President

                                       4
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                                 EXHIBIT INDEX


  No.                               Document
  ---                               --------

 2.1. Agreement and Plan of Merger dated as of November 13, 2000 among OpenTV Corp., CableSoft Acquisition Company, CableSoft Corporation and Selling Stock holders.

            Certain exhibits and schedules are referenced in the Agreement and Plan of Merger; Registrant agrees to furnish such attachments in a supplement to the Securities and Exchange Commission upon request, subject to appropriate requests for confidential treatment, if applicable.

 4.1.       Registration Rights Agreement dated as of November 13, 2000.

99.1.       Press Release dated November 14, 2000.

99.2. Stock Purchase Agreement dated as of November 13, 2000 between OpenTV US Holdings, Inc. and OpenTV Integration Company.

99.3. Stock Purchase Agreement dated as of November 13, 2000 between General Instrument Corporation (doing business as the Broadband Communications Sector of Motorola, Inc.) and OpenTV Integration Company.